

March 4, 2024

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, New York 10118

     **Re: COTY INC.**
       **Form 10-K for Fiscal Year Ended June 30, 2023**
       **File No. 001-35964**

Dear Laurent Mercier:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services